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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*



                                 Metro-Tel Corp.
      -------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.025 per share
      -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591639 10 9
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2-95)

                                Page 2 of 5 Pages

                                       13G
---------------------                                          -----------------
CUSIP No. 591639 10 9                                          Page 2 of 5 Pages
---------------------                                          -----------------

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael Michaelson
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]
                                                                      (b) [_]


--------------------------------------------------------------------------------
3        SEC USE ONLY



--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

--------------------------------------------------------------------------------
                                    5        SOLE VOTING POWER

                                             127,900

                              --------------------------------------------------
                                    6        SHARED VOTING POWER
       NUMBER OF
        SHARES                                -0-
     BENEFICIALLY
       OWNED BY               --------------------------------------------------
         EACH                       7        SOLE DISPOSITIVE POWER
       REPORTING
        PERSON                               127,900
         WITH
                              --------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER

                                             -0-

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         127,900

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [X]


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.29%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)

---------------------                                          -----------------
CUSIP No. 591639 10 9                                          Page 3 of 5 Pages
---------------------                                          -----------------



                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13G
                                  ------------

ITEM 1(A).    NAME OF ISSUER:

              Metro-Tel Corp.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              250 South Milpitas Boulevard
              Milpitas, California 95035

ITEM 2(A).    NAME OF PERSON FILING:

              Michael Michaelson

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              135 East 71st Street
              New York, New York 10021

ITEM 2(C).    CITIZENSHIP:

              USA

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.025 per share

ITEM 2(E).    CUSIP NUMBER:

              591639 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

              Not Applicable



SEC 1745 (2-95)

---------------------                                          -----------------
CUSIP No. 591639 10 9                                          Page 4 of 5 Pages
---------------------                                          -----------------


ITEM 4.       OWNERSHIP.

               (a) Amount beneficially owned: 127,900 shares as at December 31, 1996. Includes 30,000 shares which are not outstanding but which are subject to issuance upon the exercise of ten year stockholder approved options granted to the undersigned (i) on June 25, 1991 under an option contract (10,000 shares),
                    (ii) on May 4, 1993 under another option contract (10,000 shares) and (iii) on August 24, 1994 under the Issuer's 1994 Non-Employee Director Stock Option Plan (10,000 shares). Excludes 41,364 shares (2.07% of the Issuer's outstanding Common Stock) owned beneficially by the undersigned's wife, with respect to which the undersigned disclaims beneficial ownership.

               (b)  Percent of class: 6.29%

               (c)  Number of shares as to which such person has:

                    (i)  Sole power to vote or direct the vote: 127,900

                    (ii) Shared power to vote or direct the vote: none

                    (iii)Sole power to dispose  or direct  the  disposition  of:
                         127,900

                    (iv) Shared power to dispose or direct the  disposition  of:
                         none

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not Applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not Applicable.



SEC 1745 (2-95)

---------------------                                          -----------------
CUSIP No. 591639 10 9                                          Page 5 of 5 Pages
---------------------                                          -----------------


ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not Applicable.

ITEM 10.      CERTIFICATION.

              Not Applicable.



                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 11, 1997


                                                    /s/  Michael Michaelson
                                                    -----------------------
                                                    Michael Michaelson



SEC 1745 (2-95)